UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of FEBRUARY, 2009.

                        Commission File Number: 0-30920


                               KOLA MINING CORP.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           KOLA MINING CORP.
                                           -------------------------------------

Date: February 2, 2009                     /s/ Mikhail Yuryev
     ------------------------------        -------------------------------------
                                           Mikhail Yuryev,
                                           Chairman

KOLA MINING CORPORATION


                   KOLA MINING APPOINTS SERGEI DUBOVIK AS CEO

February 2, 2009

VANCOUVER,  BRITISH  COLUMBIA,  Kola Mining  Corporation  (TSXV: KM, OTC: KMNFF,
Frankfurt: C8M) announces that Mr. Igor Kovarsky has resigned as President and CEO of the Company and Mr. Sergei Dubovik has been appointed as the new President and CEO.

Mr. Sergei Dubovik is a partner of AGA Management Ltd. AGA Management Ltd. is a leading, Moscow based consulting company specializing in Russian M&A market and management consulting and played an instrumental role in acquisition of Rudprominvest in 2007 as agent for the vendor. Before joining AGA Management Ltd. in 2006 he had fourteen years of experience as a businessman, consultant and manager with KPMG (Moscow-Bahrain), JSFC Systema, Regional Development Company etc. His major focus is M&A and business restructuring. Mr. Dubovik has a Master Diploma in Applied Math (Moscow Institute of Physics and Technology,
1991).

The Board would like to thank Mr. Kovarsky for his services to Kola and wish him well in his endeavours.

ABOUT KOLA MINING CORP.

Kola Mining Corporation is a Vancouver, Canada based mineral exploration Company, with its head office in Vancouver, Canada, and exploration offices in Apatity, Russia, Bishkek, Kyrgyzstan and Almaty, Kazakhstan.

The Company is engaged in the identification, acquisition, exploration and development of precious and base mineral properties in Russia, Eastern Europe and Central Asia. To find out more about Kola Mining Corp., please visit the company website at www.kolamining.com.

On behalf of the Board of Directors of KOLA MINING CORP.

/s/MIKHAIL YURYEV
_____________________
Mikhail Yuryev
Chairman of the Board

The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.

Certain information in this release may contain forward-looking statements. This information is based on current expectations that are subject to significant risks and uncertainties that are difficult to predict. Actual results might differ materially from results suggested in any forward-looking statements. The Company assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those reflected in the forward-looking statements unless and until required by securities laws applicable to the Company. Additional information identifying risks and uncertainties is contained in filings by the Company with the Canadian securities regulators, which filings are available at www.sedar.com.

For further information please contact:

Kola Mining Corp.
604.688.4110
www.kolamining.com